EXHIBIT 99.1

Grown Rogue Reports Third Quarter 2025 Results

•	Pro Forma Revenue and Pro Forma Adjusted EBITDA, including New Jersey affiliate, ABCO Garden State LLC ("ABCO"), were $8.5 million and $1.7 million, respectively, up 26% and 25% year-over-year, and up 35% and 78% on an apples-to-apples basis*, excluding the 2024 third quarter contributions from the terminated Vireo services agreement.
•	Results reflect continued operational improvements and sales penetration in New Jersey, and better quarter-over-quarter operational performance and pricing improvement in Michigan, being partially offset by our growth investments in corporate overhead and pricing pressure in Oregon.
•	Expanded our balance sheet, borrowing an additional $5 million on our bank loan, bringing the total loan to $12 million with a blended interest rate of below 8%. The loan, along with anticipated operating cash flow, funds our near-term growth priorities, most notably Minnesota, and supports the development of our broader growth initiatives.
•	Reported IFRS revenue was $5.4 million, with Adjusted EBITDA of $0.1 million.
*Apples-to-apples Pro Forma Revenue and Pro Forma Adjusted EBITDA excludes $0.5 million of revenue and $0.4 million of Adjusted EBITDA contributions from the Company's former services agreement with Vireo in Q3 2024.

MEDFORD, Ore., Nov. 11, 2025 /CNW/ - Grown Rogue International Inc. ("Grown Rogue" or the "Company") (CSE: GRIN) (OTC: GRUSF), a flower-forward cannabis company combining craft values with disciplined execution, is pleased to report its third quarter 2025 financial results for the three months ended September 30, 2025.

All financial information is provided in U.S. dollars unless otherwise indicated.

Summary and Pro Forma Metrics (Q3 2025 vs. Q3 2024)
(US $ in millions) - Pro Forma figures are non-IFRS measures.

Metric	Q3 2025	Q3 2024	YoY Δ
Pro Forma Revenue* (non-IFRS) [1]	$8.5M	$6.7M	26%
Pro Forma Adjusted EBITDA (non-IFRS)[1]	$1.7M	$1.4M	25%
% Pro Forma EBITDA Margin	20.1%	20.3%	-20 bps
Reported IFRS Revenue	$5.4M	$7.0M	-23%
Adjusted EBITDA[1]	$0.1M	$1.7M	-92%
% Adjusted EBITDA Margin	2.6%	23.8%	-2,120 bps

* Includes revenue from New Jersey (ABCO) which is not included in Grown Rogue Consolidated results ¹ Non-IFRS financial measure. See MD&A for further details and reconciliations

Market Performance by State (Q3 2025 vs. Q3 2024)
(US $ in millions)

State	Total Revenue Q3 2025	Total Revenue Q3 2024	YoY Δ	Adj. EBITDA¹ Q3 2025	Adj. EBITDA¹ Q3 2024	YoY Δ	Adj. EBITDA Margin Q3 2025	Adj. EBITDA Margin Q3 2024
Oregon	$2.6	$2.9	-9%	$0.3	$0.6	-50%	11.6%	20.8%
Michigan	$2.5	$3.4	-26%	$1.0	$1.9	-46%	39.7%	54.9%
New Jersey* (ABCO)	$3.4	-	-	$1.6	-	-	46.6%	-

¹ Non-IFRS financial measure. See MD&A for further details and reconciliations

*New Jersey operations launched late 2024; no year-over-year comparison available

Market Core KPIs (Q3 2025 vs. Q3 2024)

Metric	Oregon Q3 2025	Oregon Q3 2024	YoY Δ	Michigan Q3 2025	Michigan Q3 2024	YoY Δ	New Jersey Q3 2025*
Total Flower Harvested (lbs)	3,809	3,100	23%	3,483	3,215	8%	1,304
Cost per Pound Produced ($/lb)	$348	$425	-18%	$368	$407	-10%	$885
Yield ("A"/"B") Flower (g/sf)	76	63	19%	76	65	18%	59
Yield ("A" Flower) (g/sf)	52	43	21%	45	41	11%	38
Avg. Selling Price ("A" Flower) ($/g)	$582	$812	-28%	$862	$958	-10%	$2,373

*New Jersey operations launched late 2024; no year-over-year comparison available

•	New Jersey affiliate, ABCO, demonstrated solid sequential growth by generating $3.4 million in revenue and $1.6 million in Adjusted EBITDA (46.6% margin) versus $2.7 million and $1.3 million, respectively in the previous quarter (48.6% margin). Roughly 80% of ABCO's revenue was in branded, packaged flower and pre-rolls, with the balance being bulk flower sales. Operating KPIs were impacted by one fewer harvest in the quarter, leading to fewer pounds produced and higher costs per pound, despite modest yield improvement.
•	Michigan operations contributed $2.5 million in revenue and $1.0 million in Adjusted EBITDA (39.7% margin), with the majority of the sequential improvement in sales (+$0.26 million) flowing through to Adjusted EBITDA (+$0.23 million). ASPs on A-grade flower were up 6% sequentially but down 10% year-over-year. In addition to lower pricing, year-over-year revenue performance was impacted by a large sale of bulk trim in the prior-year quarter and a small inventory build in A-grade flower in the current quarter, resulting in a higher mix of lower-priced bulk B flower sales.
•	Oregon operations generated $2.6 million in revenue and $0.3 million in Adjusted EBITDA (11.6% margin), in a challenging quarter. Lower revenue and profitability were driven by continued pricing pressure (ASPs on A-grade flower down 28% year-over-year and 6% sequentially), as well as a large bulk sale of aged inventory. Management continues to view Oregon as a structurally competitive market, navigating another cyclical supply / demand environment driving down pricing and contributing to the year-over-year revenue decline.

CEO Commentary - Obie Strickler

"Coming out of our annual leadership summit in Medford, I'm more excited than ever about where Grown Rogue is headed. We have augmented our seasoned core team with experienced talent that is elevating our platform. Our disciplined, flower-forward, low-cost model positions us to win as regulated cannabis continues to evolve.

In New Jersey, our Grown Rogue and Yeti brands are gaining traction in a predominantly packaged-product market, and the work we're doing on branding and packaging should strengthen our Michigan and Oregon businesses as we shift more volume into branded products. We are focused on disciplined, returns-driven growth, including thoughtful product extensions and compelling projects like Minnesota and the next phase of our New Jersey expansion, while actively evaluating distressed opportunities."

Additional Commentary from CEO Obie Strickler

Flower-forward Product Extensions

In Oregon and Michigan, Grown Rogue continues to expand its flower-forward product portfolio by leveraging its cultivation capabilities, existing product strengths, and statewide sales and distribution. Over the last 18 months, the Company has become a top-five pre-roll producer in Oregon across the Grown Rogue and Yeti brands and has successfully introduced infused pre-rolls with strong demand.

The Company is launching its first cured resin vape cartridge in Oregon and has redesigned its pre-packaged flower program in Michigan to emphasize strain-specific packaging. Product innovation is guided by internal "tastemakers," ensuring offerings reflect products the team is proud to consume, while reinforcing and advancing the Company's brand strategy. Management intends to continue selectively adding products in key markets, with the goal of replicating best practices across states for the benefit of consumers.

New Markets

Beyond organic product extensions, Grown Rogue's growth strategy includes new facility builds, existing facility expansions, and select acquisitions of 'fixer upper' assets, often associated with financial or operational distress. The Company applies a disciplined, returns-driven framework to capital deployment and organizational bandwidth.

Grown Rogue is prioritizing a new-build opportunity in Minnesota, which management views as the most attractive new build project in its opportunity set. With the Company's administrative support, its National Director of Cultivation has received pre-approval for a Minnesota cultivation license allowing up to 30,000 square feet of flowering canopy. The Company's preferred real estate site has received a conditional use permit; design engineers have been engaged, and a lease with a collaborative real estate partner is being finalized.

Minnesota's limited supply of craft-quality indoor flower aligns with Grown Rogue's organic growth model. We learned a lot about Minnesota during our advisory relationship with Vireo Growth. The Company is targeting initial market entry by early 2027 and is actively working to accelerate that timeline. Importantly, we have pursued a larger real estate solution in Minnesota than our normal pursuits, allowing us the flexibility to expand into the maximum allowed canopy should the market's development support this larger scale. To support moving quickly and prudently, our initial plans call for approximately 10,000 square feet of bench flower canopy.

In light of this prioritization, and alongside several overlapping distressed opportunities under evaluation, Grown Rogue has moderated the pace of its Illinois new build, which it continues to view as an attractive future opportunity. The existing balance sheet and internally generated cash flow are expected to provide sufficient capital to fund the first phase of the Minnesota project, as well as complete the second phase of the New Jersey expansion.

Packaged Product & Brand Development

Grown Rogue's legacy in Oregon continues to provide the operational foundation for the business. That experience, combined with our recent progress in New Jersey and a growing pipeline of opportunities, is driving the Company to build more aggressively for the future. In addition to a more favorable pricing environment in New Jersey relative to Oregon and Michigan, expansion into this market and the landscape of markets ahead of us, has accelerated investment in the Grown Rogue and Yeti brands.

In New Jersey, approximately 80% of sales are packaged products, effectively the reverse of the sales mix in Michigan and Oregon, two markets that have historically leaned much more into bulk vs branded wholesale. The Company expects ongoing upgrades to branding and packaging in New Jersey to support its Michigan and Oregon operations as it broadens product offerings and transitions a greater portion of its business mix toward branded products.

Third quarter results highlight both the opportunities and the structural challenges within the industry. Competing in mature markets with excess supply requires greater efficiency while preserving high-quality standards. Grown Rogue's capabilities have been refined as a bulk wholesale producer, particularly in Oregon, where historically very little packaged flower for any brands is available at retail. This commercial discipline and sales-driven approach formed the basis of our expansion into Michigan.

The Company remains confident in its product quality and approach to genetics, reinforced by strong adoption of its products and third-party recognition, including recent second-place finishes in the indoor flower sativa and non-infused pre-roll categories at the New Jersey 'Best-in-Grass' awards. Management believes its low-cost foundation, coupled with a relentless focus on genetics and craft-quality flower, provides the building blocks for durable brand equity.

Management Commentary from Chief Strategy Officer, Josh Rosen

"Since joining Grown Rogue full time in February, I've only grown more excited about what we can accomplish with our capabilities and our disciplined, yet aggressive, approach to growth. My internal mandates were to help the team prepare for the next chapters of growth and to leverage my network to translate our consistent quality into a more brand-forward approach. I'm pleased with the progress we're making on both fronts.

In our last earnings release, I highlighted a confluence of factors creating a window of opportunity to evaluate distressed assets, and we remain highly active - this is my core external mandate. Our work includes submitting multiple non-binding LOIs and ongoing follow-ups with bankers, receivers, and restructuring officers as they work through their processes. It has become abundantly clear that there are not many companies positioned like ours; most other potential buyers of distressed assets are heavily focused on retail or a much narrower set of states.

While we are unable to commit to specific timelines or size, we would be disappointed if these opportunities are not a meaningful contributor to our growth within the next several quarters."

Management Commentary from CFO, Andrew Marchington

"As a reminder, and consistent with prior quarters, our New Jersey operations are conducted through an affiliate and are not consolidated into these IFRS financial statements. We expect to consolidate these results in our full-year 2025 financial statements, which will be prepared under U.S. GAAP.

For the three-month period ended September 30, 2025, ABCO generated unaudited cash flow from operations of $1.2 million. This amount is not included in Grown Rogue's cash flows from operating activities in these IFRS financial statements. Currently, only cash repaid to Grown Rogue for its monthly operational support is reflected in cash flows from operations, while payments of interest and principal on ABCO's notes payable to Grown Rogue are presented within investing activities. Once consolidated under U.S. GAAP, these underlying cash flows will be reflected within cash flows from operations.

To provide investors with a clearer view of our overall economic interest, we present Pro Forma Revenue and Pro Forma Adjusted EBITDA as supplemental non-IFRS measures illustrating the impact of the New Jersey operations on an as-consolidated basis. The reconciliations to reported IFRS results are included below.

Due to our affiliate structure in New Jersey, our IFRS results do not fully reflect the economic contribution of that market, which may affect how certain metrics, including cash flow, are interpreted. Inclusive of our New Jersey economic interest, we believe the business is demonstrating positive operating cash flow characteristics, and we are making capital allocation decisions with a continued focus on maintaining a strong liquidity position."

Reconciliation of Reported to Pro Forma Results
(US$ in millions)

Metric	Q3 2025	Q3 2024	YoY Growth
Reported IFRS Revenue	$5.4	$7.0	-23%
Less: Elimination of Services Revenue Charged to ABCO	($0.2)	($0.3)	-8%
Plus: New Jersey Affiliate Revenue (ABCO)	$3.4	n/a	n/a
Pro Forma Revenue (non-IFRS)[1]	$8.5	$6.7	26%

Reported Adjusted EBITDA[1]	$0.1	$1.7	-92%
Plus New Jersey Affiliate Adjusted EBITDA[1]	$1.6	n/a	n/a
Pro Forma Adjusted EBITDA (non-IFRS)[1]	$1.7	$1.4	25%

[1]Pro Forma revenue and Pro Forma Adjusted EBITDA are non-IFRS financial measures that include the results of the Company's New Jersey affiliate, ABCO Garden State LLC ("ABCO"), which are not consolidated in the Company's IFRS financial statements. Management believes these measures provide investors with additional insight into the Company's economic interest in all operating assets. Further details and reconciliations for non-IFRS financial measures are provided in the Company's MD&A for the three and nine months ended September 30, 2025, which will be filed today on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov).

Conference Call and Webcast Information

Grown Rogue will release its financial statements and Management's Discussion and Analysis for the three- and nine-month periods ended September 30, 2025, after market close on Tuesday, November 11, 2025.

To further enhance investor disclosure, the Company will also post an updated Company Overview presentation to its website and host a conference call and webcast shortly after the release.

Conference Call Details

Date:               Tuesday November 11, 2025
Time:               5:00 p.m. Eastern Time (2:00 p.m. Pacific Time)
Webcast:        Register
Dial-in:            1-800-836-8184 (Toll-Free in North America)

A telephone replay of the conference call will be available until November 18, 2025, by dialing (+1) 888 660 6345 and using replay code: 88691#

The webcast will be archived on Grown Rogue's Investor Relations website for approximately 90 days following the call. For assistance, please contact: invest@grownrogue.com

About Grown Rogue

Grown Rogue International Inc. (CSE: GRIN | OTC: GRUSF) is a flower-forward cannabis company rooted in Oregon's Rogue Valley, a region known for its deep cannabis heritage and commitment to quality. With operations in Oregon, Michigan, and New Jersey - and expansion underway in Illinois - Grown Rogue specializes in producing designer-quality indoor flower. Known for exceptional consistency and care in cultivation, our products are valued by retailers, budtenders, and consumers alike. By blending craft values with disciplined execution, we've built a scalable, capital-efficient platform designed to thrive in competitive markets. We believe sustained excellence in cannabis flower production is the engine of the industry's supply chain - and our competitive advantage. For more information about Grown Rogue, please visit www.grownrogue.com.

Unaudited Condensed Consolidated Statements of Income (Loss)
(US$ in millions)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
	$	$	$	$
Revenue
Product sales	5,135,491	6,288,724	15,867,987	19,669,591
Service revenue	228,000	703,990	631,500	1,695,726
Total revenue	5,363,491	6,992,714	16,499,487	21,365,317
Cost of goods sold
Cost of finished cannabis inventory sold	(3,191,731)	(3,554,113)	(9,341,996)	(9,894,320)
Costs of service revenue	-	(46,968)	-	(206,669)
Gross profit, excluding fair value items	2,171,760	3,391,633	7,157,491	11,264,328
Realized fair value loss amounts in inventory sold	(620,704)	(824,728)	(1,699,413)	(2,772,840)
Unrealized fair value gain amounts on growth of biological assets	2,032,320	1,357,031	2,683,331	2,065,695
Gross profit	3,583,376	3,923,936	8,141,409	10,557,183
Expenses
Amortization of property and equipment (Note 8)	121,233	261,750	354,527	728,095
General and administrative (Note 19)	2,568,410	2,390,671	7,252,047	7,418,538
Share option and restricted stock unit expense	527,392	294,807	1,969,735	379,178
Total expenses	3,217,035	2,947,228	9,576,309	8,525,811
Income (loss) from operations	366,341	976,708	(1,434,900)	2,031,372
Other income (expense)
Interest expense	(125,196)	(101,742)	(400,935)	(271,065)
Accretion expense	(223,816)	(771,484)	(812,207)	(1,531,551)
Other income	86,029	24,746	655,337	71,244
Interest income	436,317	214,786	1,218,446	476,395
Unrealized gain (loss) on derivative liability (Notes 10.5, 11)	(24,241)	(378,587)	5,714,400	(13,584,791)
Unrealized gain (loss) on warrants asset	2,162,087	115,104	821,433	2,071,411
Gain (loss) on equity investment in associate (Note 6.1)	234,436	(487,889)	152,852	(487,889)
Total other income (expense), net	2,545,616	(1,385,066)	7,349,326	(13,256,246)
Gain (loss) from operations before taxes	2,911,957	(408,358)	5,914,426	(11,224,874)
Income tax (Note 20)	(76,808)	(258,882)	(578,877)	(1,181,888)
Net income (loss)	2,835,149	(667,240)	5,335,549	(12,406,762)
Other comprehensive income (items that may be subsequently reclassified to profit & loss)
Currency translation gain (loss)	2,736	(499)	4,024	(8,371)
Total comprehensive income (loss)	2,837,885	(667,739)	5,339,573	(12,415,133)
Gain (loss) per share attributable to owners of the parent - basic	0.01	(0.00)	0.02	(0.06)
Weighted average shares outstanding - basic	249,556,437	221,208,264	241,335,995	205,003,077
Gain (loss) per share attributable to owners of the parent - diluted	0.01	(0.00)	0.02	0.01
Weighted average shares outstanding - diluted	255,551,204	249,839,967	248,392,424	232,053,367
Net income (loss) for the period attributable to:
Non-controlling interest	139,571	130,777	321,702	270,977
Shareholders	2,695,578	(798,017)	5,013,847	(12,677,739)
Net income (loss)	2,835,149	(667,240)	5,335,549	(12,406,762)
Comprehensive income (loss) for the period attributable to:
Non-controlling interest	139,571	130,777	321,702	270,977
Shareholders	2,698,314	(798,516)	5,017,871	(12,686,110)
Total comprehensive income (loss)	2,837,885	(667,739)	5,339,573	(12,415,133)

Unaudited Condensed Consolidated Statements of Financial Position
(US$ in millions)

	September 30, 2025	December 31, 2024
	$	$
ASSETS
Current assets
Cash and cash equivalents (Note 18)	13,094,093	4,682,221
Accounts receivable, net (Note 18)	2,020,923	1,596,912
Biological assets (Note 3)	3,362,331	1,554,622
Inventory (Note 4)	4,552,760	4,769,776
Prepaid expenses and other assets	711,494	864,009
Notes receivable (Note 6.2)	8,074,169	7,189,635
Total current assets	31,815,770	20,657,175
Warrant asset (Note 13.1)	5,677,228	4,855,795
Other investments (Note 6.1)	2,463,215	1,810,363
Notes receivable (Notes 6.2)	2,842,417	2,613,969
Property and equipment (Note 8)	11,528,935	11,870,220
Deferred tax asset (Note 20)	317,241	250,620
Intangible assets and goodwill (Note 9)	1,257,668	1,257,668
TOTAL ASSETS	55,902,474	43,315,810
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	1,981,789	2,107,619
Current portion of lease liabilities (Note 7)	950,882	736,453
Current portion of long-term debt (Note 10)	1,625,155	227,679
Current portion of convertible debentures (Note 11)	-	1,945,226
Current portion of business acquisition consideration payable (Note 5)	553,064	536,881
Derivative liability (Notes 10.5.1, 11.2)	144,020	12,504,175
Income tax payable	1,403,201	1,907,177
Total current liabilities	6,658,111	19,965,210
Lease liabilities, net of current portion (Note 7)	4,368,874	4,475,490
Long-term debt, net of current portion (Note 10)	10,424,629	1,001,681
Business acquisition consideration payable, net of current portion (Note 5)	1,553,596	1,693,540
Other non-current liabilities (Note 20)	657,627	269,883
TOTAL LIABILITIES	23,662,837	27,405,804
EQUITY
Share capital (Note 12)	48,072,844	38,499,491
Shares issuable	61,302	-
Contributed surplus (Notes 13 and 14)	10,417,324	9,025,541
Accumulated other comprehensive loss	(121,906)	(125,930)
Accumulated deficit	(27,754,867)	(32,847,334)
Equity attributable to shareholders	30,674,697	14,551,768
Non-controlling interests (Note 23)	1,564,940	1,358,238
TOTAL EQUITY	32,239,637	15,910,006
TOTAL LIABILITIES AND EQUITY	55,902,474	43,315,810

Unaudited Condensed Consolidated Statements of Cash Flow (US$ in millions)

	Nine months ended	Nine months ended
	September 30, 2025	September 30, 2024
	$	$
Operating activities
Net income (loss)	5,335,549	(12,406,762)
Adjustments for non-cash items in net income (loss):
Amortization of property and equipment	354,527	728,095
Amortization included in costs of inventory sold	1,500,562	1,554,747
Amortization of debt financing costs (Note 10)	97,808	-
Unrealized fair value gain amounts on growth of biological assets	(2,683,331)	(2,065,695)
Realized fair value loss amounts in inventory sold	1,699,413	2,772,840
Deferred income taxes	(66,621)	(453,871)
Share-based compensation	1,969,735	379,178
Accretion expense	812,207	1,531,551
Gain (loss) on equity method investment in associate	(152,852)	534,089
Gain (loss) on disposal of property and equipment	26,715	(7,823)
Unrealized gain (loss) on fair value of derivative liability	(821,433)	13,584,791
Unrealized gain on warrants asset	(5,714,400)	(2,071,411)
Currency translation gain (loss)	4,024	(8,371)
Total adjustments for non-cash items in net income	2,361,903	4,071,358
Changes in non-cash working capital (Note 15)	(2,131,176)	939,242
Net cash provided by (used in) operating activities	230,727	5,010,600

Investing activities
Purchase of property and equipment and intangibles	(1,056,496)	(1,267,534)
Acquisition of Canopy Management, LLC and Golden Harvests LLC	(389,742)	(588,149)
Cash advances and loans made to other parties	(611,491)	(5,981,851)
Repayment of principal and interest	716,956	250,000
Equity investment in ABCO Garden State LLC	-	(1,980,000)
Dividend issued from Golden Harvests LLC to minority owner	(115,000)	-
Rogue EBC buyout	(500,000)	-
Net cash provided by (used in) investing activities	(1,955,773)	(9,567,534)

Financing activities
Proceeds from long-term debt	12,000,000	-
Long-term debt and equity issuance costs	(627,188)	(126,914)
Proceeds from warrants exercised	-	4,657,460
Proceeds from stock options exercised	405,866	359,958
Proceeds from sale of membership units of subsidiary	-	650,000
Repayment of long-term debt	(986,048)	(910,602)
Interest payments on convertible debentures	(96,900)	(430,828)
Payments of lease principal	(558,812)	(855,002)
Net cash provided by (used in) financing activities	10,136,918	3,344,072

Change in cash and cash equivalents	8,411,872	(1,212,862)
Cash and cash equivalents, beginning	4,682,221	6,804,579
Cash and cash equivalents, ending	13,094,093	5,591,717

Grown Rogue Adjusted EBITDA Reconciliation (US$ in millions)

	Nine Months Ended September 30,
(US $ in millions)	2025	2024
Net income (loss), as reported	5.34	(12.41)
Add back realized fair value amounts included in inventory sold	1.70	2.77
Deduct unrealized fair value gain on growth of biological assets	(2.68)	(2.07)
Add back amortization of property and equipment included in cost of sales	1.50	1.55
Add back interest and interest accretion expense, as reported	1.21	1.80
Add back amortization of property and equipment, as reported	0.35	0.73
Deduct unrealized gain/add back unrealized loss on derivative liability, as reported	(5.71)	13.58
Add back (Deduct) unrealized (gain)/ loss on warrants asset, as reported	(0.82)	(2.07)
Loss on equity method investment in associate	(0.15)	(0.49)
Interest income	(1.22)	0.48
Other income	(0.66)	0.07
Add back income tax expense, as reported	0.58	1.18
EBITDA	(0.56)	5.14
Add back share-based compensation	1.97	0.38
One time compensation payments	-	0.12
Additional compliance costs associated with year end change	-	0.08
Eliminated management fees due from Equity Method Investment	-	0.05
Costs related to acquisition of Golden Harvests	0.06	0.60
New production location startup costs	-	0.59
Non recurring legal and transaction costs	-	0.19
Adjusted EBITDA	1.47	7.14

Segmented Adjusted EBITDA - Nine months ended September 30, 2025 (US$ in millions)

	Nine Months Ended September 30, 2025
(US $ in millions)	Oregon	Michigan	Corporate	Consolidated
Revenue	8.55	7.32	0.63	16.50
Costs of revenue, excluding fair value adjustments	(5.52)	(3.82)	-	(9.34)
Gross profit (loss) before fair value adjustments	3.03	3.50	0.63	7.16
Net fair value ("FV") adjustments	0.94	0.04	-	0.98
Gross profit	3.97	3.54	0.63	8.14
Operating expenses:
General and administration	1.81	1.44	4.01	7.25
Depreciation and amortization	0.10	0.10	0.16	0.35
Share based compensation	-	-	1.97	1.97
Other income and expense:
Interest and accretion	(0.14)	(0.08)	(0.99)	(1.21)
Interest income	-	-	1.22	1.22
Unrealized (loss) gain on derivative liability	-	-	5.71	5.71
Unrealized (loss) gain on warrants asset	-	-	0.82	0.82
Loss on equity method investment in associate	-	-	0.15	0.15
Other (expense) income	0.08	(0.02)	0.59	0.66
Net income (loss) before tax	2.00	1.91	2.00	5.91
Tax	-	-	(0.58)	(0.58)
Net income (loss) after tax	2.00	1.91	1.42	5.34
Net FV adjustments	(0.94)	(0.04)	-	(0.98)
Amortization of property and equipment included in cost of sales	0.87	0.64	-	1.50
Amortization of property and equipment	0.10	0.10	0.16	0.35
Unrealized derivative liability	-	-	(5.71)	(5.71)
Unrealized warrants asset	-	-	(0.82)	(0.82)
Loss on equity method investment in associate	-	-	(0.15)	(0.15)
Interest income	-	-	(1.22)	(1.22)
Other (income) expense	(0.08)	0.02	(0.59)	(0.66)
Interest and accretion	0.14	0.08	0.99	1.21
Income tax	-	-	0.58	0.58
EBITDA before one-time adjustments	2.08	2.70	(5.35)	(0.56)
Add back share-based compensation	-	-	1.97	1.97
Costs related to acquisition of Golden Harvests	-	-	0.06	0.06
Adjusted EBITDA	2.08	2.70	(3.32)	1.47

Notes:

1.	The Company's "aEBITDA," or "Adjusted EBITDA," is a non-IFRS measure used by management that does not have any prescribed meaning by IFRS and that may not be comparable to similar measures presented by other companies. The Company defines "EBITDA" as the Company's net income or loss for a period, as reported, before interest, taxes, depreciation and amortization, and is further adjusted to remove transaction costs, stock-based compensation expense, accretion expense, gain (loss) on change in fair value of derivative liabilities, the effects of fair-value accounting for biological assets and inventory, as well as other non-cash items and items not representative of operational performance as reported in net income (loss). Adjusted EBITDA is defined as EBITDA adjusted for the impact of various significant or unusual transactions. The Company believes that this is a useful metric to evaluate its operating performance. The Company defined "Pro Forma Adjusted EBITDA" as the combined Adjusted EBITDA of the Company plus the Adjusted EBITDA of New Jersey (ABCO), with any intercompany transactions eliminated.
2.	"Pro forma Revenue" is a non-IFRS measure used by management that does not have any prescribed meaning by IFRS and that may not be comparable to similar measures presented by other companies. The Company defines "Pro forma Revenue" as combined revenue of the Company plus revenue of New Jersey (ABCO), an affiliate which is accounted for as an equity method investment, with any intercompany revenues eliminated.

Non-IFRS Financial Measures

EBITDA, Adjusted EBITDA, Pro Forma Adjusted EBITDA and Pro Forma Revenue are non-IFRS measures and do not have standardized definitions under IFRS. The Company has also provided unaudited pro-forma financial information, which assumes that operations which will be consolidated in the future are consolidated in the current reported periods. The Company has provided the non-IFRS financial measures, which are not calculated or presented in accordance with IFRS, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with IFRS. These supplemental non-IFRS financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-IFRS financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. These supplemental non-IFRS financial measures should not be considered superior to, as a substitute for or as an alternative to, and should only be considered in conjunction with, the IFRS financial measures presented herein. Accordingly, the following information provides reconciliations of the supplemental non-IFRS financial measures, presented herein to the most directly comparable financial measures calculated and presented in accordance with IFRS.

Forward-Looking Statements Disclaimer

This press release contains statements which constitute "forward-looking information" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward- looking information is often identified by the words "may," "would," "could," "should," "will," "intend," "plan," "anticipate," "believe," "estimate," "expect" or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company's management's expectations, estimates or projections concerning the business of the Company's future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company's public disclosure documents filed on SEDAR+.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company's business are disclosed in the Company's Listing Statement filed on its issuer profile on SEDAR+ at www.sedarplus.ca. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

SOURCE Grown Rogue International Inc.

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%CIK: 0001463000

For further information: General Inquiries and Investor Contact: Obie Strickler, Chief Executive Officer, obie@grownrogue.com; Investor Relations: invest@grownrogue.com, (458) 226-2662

CO: Grown Rogue International Inc.

CNW 16:05e 11-NOV-25